UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of January, 2007

                           SPIRENT COMMUNICATIONS plc
      _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                           SPIRENT COMMUNICATIONS PLC

                             DIRECTOR DECLARATIONS



London, UK - 3 January 2007: Spirent Communications plc ("the Company") (LSE:
SPT; NYSE: SPM), a leading technology communications company, announces that following the appointment of the directors named below, the following information is disclosed pursuant to paragraph 9.6.13R of the UK Listing Rules and paragraph 3.1.4R of the UK Disclosure Rules:


Director              Directorships of Publicly        Interests in the Company's       Nature of interest in the
                     Quoted Companies held in the      securities (ordinary shares        Company's securities
                             last 5 years                     of 3 & 1/3p)


Edward Bramson           4 Imprint Group plc                                20,000             Beneficial owner
                        Elementis plc Note 1                           130,250,000                   See note 2
                     Ampex Corporation (US)Note 1


Ian Brindle           4 Imprint Group plc Note 1                             4,525                   See note 3
                         Elementis plc Note 1


Gerard Eastman                   None                                  130,250,000                   See note 2


Alexander Walker          Rotork plc Note 1                                   None                          N/A
                        Yule Catto & Co Public
                           Limited Company

Notes:

1. The directorship is current.

2. This holding is a connected interest by way of the director being a member of Sherborne Investors GP, LLC, which is the general partner of Sherborne Investors, LP. Sherborne Investors, LP is the managing member of each of the following funds, which are the beneficial owners of the following ordinary shares: Hanover Strategic Fund A, LLC (29,644,000 ordinary shares); Hanover Strategic Fund B, LLC (14,075,887 ordinary shares); Hayden Investor Partners, LLC (45,685,845 ordinary shares); Hayden Investor Partners II, LLC (40,844,268 ordinary shares).

3. The holding is through a connected person, Mrs F E Brindle (spouse). No shares are held in the name of Mr I Brindle.



The Company confirms that that there are no other matters requiring disclosure in relation to UK Listing Rule 9.6.13R.

                                    - ends -

Enquiries
  Paul Eardley    Company Secretary & General Counsel       +44 (0)1273 767676





About Spirent Communications plc

Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.



This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 03 January 2007                          By   ____/s/ Michael Anscombe____

                                                    (Signature)*